EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to June 1, 2022
_____________________________

May 4, 2022	Transaction in Own Shares
May 5, 2022	Transaction in Own Shares
May 6, 2022	Transaction in Own Shares
May 9, 2022	Transaction in Own Shares
May 10, 2022	Transaction in Own Shares
May 11, 2022	Transaction in Own Shares
May 12, 2022	Transaction in Own Shares
May 13, 2022	Transaction in Own Shares
May 17, 2022	Transaction in Own Shares
May 18, 2022	Transaction in Own Shares
May 19, 2022	Transaction in Own Shares
May 20, 2022	Transaction in Own Shares
May 23, 2022	Transaction in Own Shares
May 24, 2022	Transaction in Own Shares
May 25, 2022	Transaction in Own Shares
May 26, 2022	Transaction in Own Shares
May 27, 2022	Transaction in Own Shares
May 30, 2022	Transaction in Own Shares
May 31, 2022	Transaction in Own Shares
June 1, 2022	Transaction in Own Shares